Exhibit 4.3
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                                SANOFI-SYNTHELABO

                 General Meeting of Shareholders of May 18, 1999

                       Translation of Resolution number 29



RESOLUTION 29 (Authorization that need to be given to the Company for granting options to subscribe and to buy shares)

The General Meeting of shareholders, regularly convened in conformity with the quorum and majority requirements applicable to extraordinary shareholder meetings, after examination of the report from the Board of Directors and the special report from the auditors ("Commissaires aux comptes"), and provided that the shares of the Company be admitted for trading on the First Market with Monthly Regulations ("Premier Marche a Reglement Mensuel"):

     - authorizes the Board of Directors, within the framework of the legislation on commercial corporations, to grant options to subscribe in newly issued shares of the Company that will be issued as a capital increase or options to buy existing shares that have been redeemed by the Company within the limits set by the law, for the benefit of wage-earning employees and corporate officers ("mandataires sociaux") of the Company and of French or foreign corporations or groups of corporations that are connected to the Company following the conditions set forth in article 208-4 of the law of July 24, 1966 on commercial corporations (loi du 24 juillet 1966 sur les societes commerciales), as those members will be defined by the Board;

     - decides that the total number of options that would be granted by virtue of the present authorization cannot lead to the subscription or purchase of a number of shares that exceeds 2% of the company's share capital or 3.652.935 shares; provided that if the 39th and 40th Resolutions set forth hereafter were adopted by the General Meeting, the number of shares would be 14.611.740;

     - makes present authorization valid for a period of five years from the date of present General Meeting;

     - decides that, in compliance with the law, the issue price or the purchase price of the shares cannot be less than 80% of the average of the stock quotations on this market during the past 20 trading sessions preceding the day of the meeting of the Board of Directors at which the options will be granted, it being understood that, furthermore, regarding the options to buy stock, the purchase price of the stock on the day the option will be granted cannot be less than 80% of the average purchase price paid by the Company for the stock it holds in compliance with the law, at the date on which the options will be granted;

     - decides that the options need to be exercised in a period no longer than 10 years from the day they will be granted;

     - records that the present authorization holds, for the benefit of the grantees of subscription options, that the shareholders expressly waive their preferential subscription rights for the shares that will be issued progressively upon exercise of the options and decides that the amount in capital increase as a result should be added to the amount of capital increase authorized by the present General Meeting according to the 24th, 25th, 27th and 28th Resolutions.

The Board of Directors is given full powers, in the limits described above, to:

     - set the conditions for the granting of the options, the dividend entitlement of the shares ("les modalites de jouissance") and, if needed, for the release of the shares (paid-up shares), said conditions can contain clauses that restrict immediate resale of all or part of the shares, provided however that the minimum holding period cannot exceed three years from the exercise of the option, and to add or modify the conditions relating to these options if necessary;

     - make up the list of beneficiaries (i.e. grantees) of the options, as prescribed above;

     - decide at which conditions the price and number of shares can be adjusted, in particular in the different hypothesis set forth in articles 174-8 to 174-16 of Decree number 67-236 of March 23, 1997;

     - set the period or periods for exercising the options that will be granted;

     - foresee the possibility to temporarily suspend the right to exercise the options for a period of maximum three months in case of financial operations that imply the exercise of a right attached to the shares;

     - accomplish or have accomplished all acts and formalities in order to render definitive all capital increases that can be done in accordance with the authorization given under the present Resolution; adapt the articles in consequence, and more generally, do all that will be necessary;

     - by its own decision and if it considers it opportune, impute the costs of capital increases on the amount of premiums related to such capital increases and to deduct from that amount the sums necessary to make sure the legal reserve ("la reserve legale"), after each capital increase, reaches the level of 10% of the new capital amount.

The General Meeting records the fact that the capital increase resulting from the exercise of the options will be definitely accomplished by the sole subscription of the new shares accompanied by the declaration (notice) of the exercise of the options and the liberation of the paid-in capital for the shares, which can be accomplished either in cash or by compensation with monetary claims against the Company.

At the first meeting after the closing of each exercise, the Board of Directors, or on delegation, the President, will establish, if it is necessary, the number and the amount of shares issued, during the period set for exercise of the options, as a result of the exercise of options and will change the articles accordingly to reflect that change.

This Resolution has been adopted unanimously.